 Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2022 Results and Commits to Net-Zero by 2045

Fourth Quarter 2022 Financial Highlights

  Adjusted EBITDA(1),(2) of $541 million, an increase of 123% over the same period in 2021
  Free Cash Flow ("FCF")(1) of $315 million, or $1.17 per share, an increase of 303% on a per-share basis from the same period in 2021
  Earnings before income taxes of $7 million, an improvement of $39 million from the same period in 2021
  Cash flow from operating activities of $351 million, an increase of 550% from the same period in 2021

Full Year 2022 Financial Highlights

  Adjusted EBITDA(1),(2) of $1.63 billion, an increase of 27% from the same period in 2021
  FCF(1) of $961 million or $3.55 per share, an increase of 64% on a per-share basis from the same period in 2021
  Earnings before income taxes of $353 million, an increase of $733 million from 2021
  Cash flow from operating activities of $877 million, a decrease of 12% from the same period in 2021

Other Business and ESG Highlights

  Announced over 200 MW of renewable growth projects, including the Horizon Hill wind facility and Mount Keith 132kV transmission expansion, securing 40% of our 5-year 2 GW Clean Electricity Growth Plan target
  Completed and executed contract renewals with our customers at the Sarnia Regional Cogeneration Plant ("Sarnia"), including the Ontario Independent Electricity System Operator ("IESO")
  Announced a 10-year contract extension at the Kent Hills wind facility with New Brunswick Power Corporation ("NB Power") and advanced rehabilitation efforts, with the facility expected to fully return to service in the second half of 2023. The parties have also agreed to evaluate the installation of a battery energy storage system and potential repowering at the facilities end of life in 2045
  Announced agreement to acquire a 50% interest in a 320 MW early-stage pumped hydro development project
  Reduced annual carbon emissions by 2.3 million tonnes, an 18% reduction compared to 2021
  Accelerated our business transformation to become net-zero by 2045
  Received ESG ratings of 'A-' with CDP (formerly known as the Carbon Disclosure Project) and 'A' with MSCI (Morgan Stanley Capital International)
  Achieved a strong safety performance, including a record Total Recordable Injury Frequency of 0.39
  Increased the common share dividend by 10% to an annualized dividend of $0.22 per share
  Returned $54 million of capital to common shareholders during the year through share buybacks of 4.3 million common shares

CALGARY, AB, Feb. 23, 2023 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the fourth quarter and full year ended Dec. 31, 2022.

"2022 was a remarkable year for TransAlta, with results that exceeded the top end of our adjusted EBITDA and Free Cash Flow guidance. We achieved exceptional financial performance from all our generation segments, as well as our Energy Marketing segment. On the growth front, we secured over 200 MW of renewables growth projects bringing the total under our Clean Electricity Growth Plan to 800 MW or 40 per cent of our 2 GW target.  During the year, we also added 1,980 MW of development opportunities to our pipeline and currently have 374 MW of projects in an advanced stage of development," said John Kousinioris, President and Chief Executive Officer. "Our evolution is on track, and the cash flows from our legacy fleet are positioning us well to transition our business towards contracted renewables," added Mr. Kousinioris.

Key Business Developments

Early-Stage Pumped Hydro Development Project

On Feb. 16, 2023, the Company announced that it had entered into a definitive agreement to acquire a 50 per cent interest in the Tent Mountain Renewable Energy Complex ("Tent Mountain"), an early-stage 320 MW pumped hydro energy storage development project, located in southwest Alberta, currently owned by Montem Resources Limited ("Montem"). The acquisition includes the land rights, fixed assets and intellectual property associated with the pumped hydro development project. The Company will pay Montem approximately $8 million upon closing the transaction with additional contingent payments of up to $17 million (approximately $25 million total) based on the achievement of specific development and commercial milestones. The Company and Montem will form a partnership and jointly manage the project, with the Company acting as project developer. The partnership will actively seek an offtake agreement over the development period for the energy and environmental attributes generated by the facility. The acquisition also includes the intellectual property associated with a 100 MW offsite green hydrogen electrolyser and a 100 MW offsite wind development project. The closing of the transaction remains subject to customary closing conditions, including receipt of shareholder approval by Montem which is expected to occur in March 2023.

TransAlta and Lafarge Canada Advance Low-Carbon Fly Ash Repurposing Project

During the fourth quarter of 2022, the Company entered into an agreement with Lafarge Canada that will advance low-carbon concrete projects in Alberta. The project will repurpose landfilled fly ash, a waste product from the Company's Canadian coal-fired electricity facilities, which ceased operating on coal at the end of 2021. The ash will be used to replace cement in concrete manufacturing.

Changes to the Board of Directors

On Dec. 15, 2022, the Company announced the appointment of Ms. Manjit Sharma to the board of directors (the "Board" or the "Board of Directors") effective Jan. 1, 2023. Ms. Sharma brings over 30 years of experience that spans a variety of industries, most recently serving as Chief Financial Officer of WSP Canada Inc.

On Sept. 30, 2022, Ms. Beverlee Park retired from the Board of Directors. Ms. Park served on the Board of Directors since 2015 and as Chair of the Audit, Finance and Risk Committee from April 2018 to May 2022. The Company recognizes the many contributions made by Ms. Park to TransAlta, and thanks her for the many years of service.

Public Offering of Senior Green Bonds and Release of Inaugural Green Bond Framework

On Nov. 17, 2022, the Company issued US$400 million senior notes ("US$400 million Senior Green Bonds"), which have a coupon rate of 7.75 per cent per annum and mature on Nov. 15, 2029. Including the effects of settled interest rate swaps, the notes have an effective yield of approximately 5.98 per cent. The notes are an unsecured obligation, rank equally in right of payment with all of our existing and future senior indebtedness, and are senior in right of payment to all of our future subordinated indebtedness. The interest payments on the bonds are made semi-annually, on November 15 and May 15, with the first payment commencing May 15, 2023.

The Company used the net proceeds from the issuance of the notes to repay $100 million drawn on its credit facility and replaced the balance sheet cash used to fund the repayment in full of the Company's US$400 million 4.50 per cent unsecured senior notes.

The Company will allocate an amount equal to the net proceeds from this offering to finance or refinance new and/or existing eligible green projects in accordance with its Green Bond Framework (the "Framework"). The Framework received a second-party opinion from Sustainalytics, which verified that it aligned with the Green Bond Principles from the International Capital Market Association.

Announced a 10% Common Share Dividend Increase

On Nov. 7, 2022, the Company announced that the Board of Directors approved a 10 per cent increase in its common share dividend and declared a dividend of $0.055 per common share that was paid on Jan. 1, 2023. The quarterly dividend of $0.055 per common share represents an annualized dividend of $0.22 per common share.

New Term Facility

During the third quarter of 2022, the Company closed a two-year $400 million floating-rate term facility ("Term Facility") with its banking syndicate with a maturity date of Sept. 7, 2024. As at Dec. 31, 2022, the full amount was drawn on the Term Facility.

Executed Contract Renewals with the IESO at Sarnia and Melancthon 1 Wind Facilities

During the third quarter of 2022, TransAlta Renewables Inc., a subsidiary of the Company, announced that it was awarded capacity contracts for Sarnia and the Melancthon 1 wind facility from the IESO as part of the IESO's Medium-Term Capacity Procurement Request for Proposals. The new capacity contracts for these two facilities run from May 1, 2026, to Apr. 30, 2031, and the existing contracts will be extended from Dec. 31, 2025 and March 3, 2026, respectively, to Apr. 30, 2026.

Executed Industrial Contract Extensions at Sarnia

During the second and fourth quarters of 2022, the Company executed contracts for the supply of electricity and steam from Sarnia with three of its legacy industrial customers, and with three new customers, who had previously been resold utilities as part of a legacy customer's contract. Following the contracting efforts in 2021 and 2022, Sarnia has been fully recontracted without interruption to the industrial customers' delivery terms. The contracts extend to Apr. 30, 2031 for four customers and to Dec. 31, 2032 for the other three customers.

Kent Hills Wind Facilities Update

On June 2, 2022, TransAlta Renewables announced the rehabilitation plan for the Kent Hills 1 and 2 wind facilities together with the execution of amended and extended power purchase agreements ("PPAs") with NB Power. The amended agreements for the Kent Hills 1, 2 and 3 wind facilities provide for an additional 10-year contract term to December 2045 and an effective 10 per cent reduction to the original contract prices from January 2023 through December 2033. In addition, both parties have agreed to work in good faith to evaluate the installation of a battery energy storage system at Kent Hills and to consider a potential repowering of Kent Hills at the end of its life in 2045. A waiver for the Kent Hills non-recourse bonds was also obtained from the project bondholders and a supplemental indenture was entered into with the bondholders that facilitates the rehabilitation of the Kent Hills 1 and 2 wind facilities.

Mount Keith 132kV Transmission Expansion

On May 3, 2022, TransAlta Renewables exercised its option to acquire an economic interest in the expansion of the Mount Keith 132kV transmission system in Western Australia which will support the Northern Goldfields-based operations of BHP Nickel West ("BHP"). The project is being developed under the existing PPA with BHP, which has a term of 15 years.

Executed Long-term PPA for the Remaining 30 MW at Garden Plain

During the second quarter of 2022, the Company entered into a long-term PPA for the remaining 30 MW of renewable electricity and environmental attributes for the Garden Plain wind project in Alberta with a new investment-grade globally recognized customer. The 130 MW Garden Plain wind project, which was announced in May 2021 with a 100 MW PPA contracted to Pembina Pipeline Corporation ("Pembina"), is now fully contracted with a weighted average contract life of approximately 17 years. Construction is underway with commercial operation expected in the first half of 2023.

Energy Impact Partners Investment

On May 5, 2022, the Company entered into a commitment to invest US$25 million over the next four years in Energy Impact Partners Deep Decarbonization Frontier Fund 1 (the "Frontier Fund"). During 2022, the Company invested $10 million (US$8 million). The investment in the Frontier Fund provides the Company with a portfolio approach to investing in emerging technologies and the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will facilitate the transition to net-zero emissions.

MSCI Environmental, Social and Governance Rating Upgrade

During the second quarter of 2022, TransAlta's MSCI Environmental Social and Governance Rating was upgraded to 'A' from 'BBB'. The upgrade reflects the Company's strong renewable energy growth compared to its peers. In 2021, the Company grew its installed renewable energy capacity by 15 per cent through the acquisition and construction of solar and wind facilities and secured 600 MW in additional renewable energy projects. In line with its goal to reduce carbon emissions by 75 per cent from 2015 emissions levels by 2026, TransAlta also completed coal-to-gas conversions of its Canadian coal-fired facilities in 2021, nine years ahead of Alberta's coal phase-out plan.

Horizon Hill Wind Project and Fully Executed Corporate PPA with Meta

On April 5, 2022, TransAlta announced a long-term renewable energy PPA with a subsidiary of Meta Platforms Inc. ("Meta"), formerly known as Facebook, Inc., for 100 per cent of the generation from its 200 MW Horizon Hill wind project to be located in Logan County, Oklahoma. Under this agreement, Meta will receive both renewable electricity and environmental attributes from the Horizon Hill facility. The facility will consist of a total of 34 Vestas turbines. Construction commenced in the fall of 2022 with a target commercial operation date in the second half of 2023. TransAlta will construct, operate and own the facility.

Alberta Electricity Portfolio

The Alberta Electricity Portfolio generated gross margin of $1,177 million, an increase of $319 million compared to the same period in 2021. Higher merchant margins were realized through dispatch optimization and the increase in realized power prices which more than offset higher fuel costs from increased natural gas prices in 2022 as compared to the prior year. Periods of strong weather-driven demand and unplanned outages resulted in opportunities for each of our fuel types in the Alberta Electricity Portfolio throughout the year.

Alberta's annual demand for electricity expanded by approximately 1.7% from 2021 to 2022 due to the economic recovery from the COVID-19 pandemic, higher residential cooling demand in summer and stronger market conditions for energy commodities supporting power demand. The average pool price increased from $102 per MWh in 2021 to $162 per MWh in 2022. Pool prices were higher in the second through fourth quarters of 2022, compared to 2021 as a result of higher demand in the province, higher natural gas and carbon prices and stronger prices in an adjacent power market. August and December, specifically, were months with significant weather-driven demand in the province.

For the year ended Dec. 31, 2022, the Alberta Electricity Portfolio achieved a realized merchant power price of $126 per MWh, compared to the Alberta electricity price, which averaged $162 per MWh. The Company was able to benefit during higher-priced periods by optimizing dispatch of each of the Alberta Hydro, and Gas fleet, ensuring high availability during peak demand, while hedged positions at Alberta Gas minimized unfavourable market pricing during lower-priced hours in the quarter.

Hedged volume for the 2022 fiscal year was 7,228 GWh at an average price of $86 per MWh compared to 6,992 GWh at an average price of $72 per MWh in 2021.

Liquidity and Financial Position

The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. As at Dec. 31, 2022, TransAlta had access to $2.1 billion in liquidity, including $1.1 billion in cash and cash equivalents.

Fourth Quarter and Year Ended 2022 Highlights

$ millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Adjusted availability (%)	89.5	83.8	90	86.6
Production (GWh)	6,005	5,823	21,258	22,105
Revenues	854	610	2,976	2,721
Adjusted EBITDA(1),(2)	541	243	1,634	1,286
FFO(1),(2)	459	186	1,346	994
FCF(1),(2)	315	79	961	585
Earnings (loss) before income taxes	7	(32)	353	(380)
Net earnings (loss) attributable to common shareholders	(163)	(78)	4	(576)
Cash flow from operating activities	351	54	877	1,001
Net earnings (loss) per share attributable to common shareholders, basic and diluted	$(0.61)	$(0.29)	$0.01	$(2.13)
FFO per share(1),(4)	$1.71	$0.69	$4.97	$3.67
FCF per share(1),(4)	$1.17	$0.29	$3.55	$2.16
Dividends declared per common share(3)	$0.11	$0.10	$0.21	$0.19
Dividends declared per preferred share(3)	$0.34	$0.25	$1.20	$1.02

Fourth Quarter Financial Results Summary

Adjusted EBITDA(1),(2) for the three months ended Dec. 31, 2022 was $541 million, an increase of $298 million, or 123 per cent compared to the same period in 2021, largely due to higher adjusted EBITDA in our Hydro and Gas segments, which was driven by higher realized prices in the Alberta market, higher adjusted EBITDA in the Wind and Solar segment from higher wind resources in Eastern Canada and higher gross margin from our Energy Marketing segment. This was partially offset by lower adjusted EBITDA in the Energy Transition segment from the retirement of Keephills Unit 1 and Sundance Unit 4, partially offset by higher realized merchant prices and production at Centralia Unit 2.

FCF(1) for the three months ended Dec. 31, 2022 was $315 million compared to $79 million in the same period of 2021, as a result of higher adjusted EBITDA due to Alberta Electricity Portfolio performance and favourable changes in provisions from 2021, partially offset by higher current tax expense, higher distributions paid to subsidiaries' non-controlling interests, higher realized foreign exchange losses, and higher sustaining capital expenditures.

Net loss attributable to common shareholders for the three months ended Dec. 31, 2022, was $163 million compared to a net loss of $78 million in the same period of 2021, an increase of $85 million. The net loss in 2022 was impacted by higher depreciation and amortization expense due to the acceleration of useful lives on certain facilities in our Gas segment, higher OM&A expenses and higher income tax expense due to higher earnings before tax and current and prior period tax adjustments in the US to mitigate cash tax. These unfavourable impacts were partially offset by lower asset impairments, higher gains on sale of assets and other due to the timing of asset sales and higher adjusted EBITDA.

Cash flow from operating activities for the three months ended Dec. 31, 2022, was $351 million, an increase of $297 million compared with the same period in 2021, mainly due to higher revenues net of unrealized gains and losses from risk management activities and favourable changes in working capital from movements in the collateral accounts related to high commodity prices and volatility in the markets, partially offset by higher fuel and purchased power costs and higher current income tax expense.

Full Year 2022 Financial Results Summary

Adjusted EBITDA(1),(2) for the full year ended Dec. 31, 2022, was $1.634 billion, an increase of $348 million compared to 2021. The increase in adjusted EBITDA is largely due to strong performance from our Alberta Electricity Portfolio, driven primarily by the hydro, gas and wind facilities as a result of higher merchant prices and dispatch optimization. Adjusted EBITDA was further improved by incremental production from new facilities, higher ancillary service revenues, liquidated damages recoverable due to turbine availability being below the contractual target at the Windrise wind facility, higher environmental attribute revenues in the Wind and Solar segment and lower carbon compliance costs in both the Gas and Energy Transition segments. This was partially offset by lower adjusted EBITDA from the retirement of Alberta coal units in the Energy Transition segment, higher natural gas fuel costs, lower production from the extended outage at the Kent Hills wind facilities, higher OM&A expenses related to the Company's performance-related incentive accruals and increased general operating expenses.

FCF(1) for the full year ended Dec. 31, 2022, was $961 million, an increase of $376 million compared to $585 million for 2021, driven primarily by higher adjusted EBITDA, favourable changes in provisions from 2021 and a decrease in sustaining capital spending related to fewer planned maintenance turnarounds. This was partially offset by higher current income tax expense, higher distributions paid to subsidiaries' non-controlling interests and higher decommissioning and restoration costs settled.

Earnings before income taxes for the full year ended Dec. 31, 2022, was $353 million, compared to a loss of $380 million for 2021, an increase of $733 million. Net earnings attributable to common shareholders for 2022 was $4 million compared to a loss of $576 million in 2021. In 2022, the Company benefited from higher revenues net of realized and unrealized losses from hedging and derivative positions and lower carbon compliance costs, partially offset by higher fuel and purchased power, higher depreciation due to the acceleration of useful lives on certain facilities, higher interest expense due to increased costs to support trading and hedging activities and higher accretion of provisions, partially offset by higher interest income and higher income tax expense due to higher earnings before tax and current and prior period tax adjustments in the US to mitigate cash tax. In addition, during 2022, the Company recognized liquidated damages recoverable due to turbine availability being below the contractual target at the Windrise wind facility. Net earnings attributable to common shareholders in 2021 were significantly impacted by higher asset impairment charges resulting from the Company's decisions to shut down the Highvale mine, suspend the Sundance Unit 5 repowering project and retire Sundance Unit 4 and Keephills Unit 1.

Cash flow from operating activities for the full year ended Dec. 31, 2022, was $877 million, compared to $1,001 million for 2021, a decrease of $124 million, primarily due to unfavourable changes in working capital and higher fuel and purchased power costs. This was partially offset by higher revenues from risk management activities, higher net other operating (income) loss and lower carbon compliance costs.

Segmented Financial Performance

($ millions)	3 months ended		12 months ended
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Hydro	133	67	527	322
Wind and Solar	92	76	311	262
Gas	264	103	629	488
Energy Transition	19	37	86	133
Energy Marketing	63	(11)	183	166
Corporate	(30)	(29)	(102)	(85)
Adjusted EBITDA(1),(2)	541	243	1,634	1,286
Earnings (loss) before income taxes	7	(32)	353	(380)

Hydro:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2022, increased by $205 million compared to 2021, primarily due to higher merchant prices, higher production and higher ancillary service prices and volumes in the Alberta market. This was partially offset by higher OM&A costs for the year related to increased insurance premiums for updated replacement value coverage.

Wind and Solar:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2022, increased by $49 million compared to 2021, primarily due to higher production, higher realized merchant pricing in Alberta, higher environmental attribute revenues and the recognition of liquidated damages recoverable from turbine availability being below the contractual target at the Windrise wind facility. This was partially offset by lower production from the extended outage at Kent Hills, an increase in transmission rates and OM&A related to the addition of the Windrise wind and North Carolina Solar facilities. A one-time favourable adjustment as a result of the AESO transmission line loss ruling was included in 2021.

Gas:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2022, increased by $141 million compared to 2021, mainly due to capturing higher realized energy prices through dispatch optimization of our Alberta assets, net of hedging, higher Ontario merchant pricing, steam generation and lower carbon compliance costs. This was partially offset by increased natural gas consumption on recently converted units, higher natural gas prices and higher OM&A due to the Company's performance-related incentive accruals and increased general operating expenses. Carbon compliance costs were lower due to reductions in GHG emissions and utilization of compliance credits to settle a portion of the GHG obligation, partially offset by an increase in the carbon price per tonne and higher production. Lower GHG emissions were a direct result of operating exclusively on natural gas in Alberta rather than coal. Adjusted EBITDA for 2021 was also impacted by the unplanned short-term steam supply outages at the Sarnia cogeneration facility in 2021.

Energy Transition:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2022, decreased by $47 million compared to 2021, primarily due to the retirement of the Alberta coal assets and higher purchased power costs during outages at Centralia in 2022, partially offset by higher merchant and contract prices and higher production at Centralia, lower carbon costs in Alberta related to utilization of our compliance credits to settle the 2021 GHG obligation and lower OM&A as a result of the retirements on the coal fleet in 2021.

Energy Marketing:

  Adjusted EBITDA(1),(2) for the year ended Dec. 31, 2022, increased by $17 million compared to 2021. Results exceeded segment expectations due to short-term trading of both physical and financial power and gas products across all North American deregulated markets. The Company was able to capitalize on short-term volatility in the trading markets without materially changing the risk profile of the business unit.

Corporate:

  Our Corporate costs for the year ended Dec. 31, 2022, increased by $17 million compared to 2021, primarily due to higher incentive accruals reflecting the Company's performance. The 2021 adjusted EBITDA was positively impacted by the receipt of CEWS proceeds and gains on the total return swap.

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, February 23, 2023, to discuss our fourth quarter and full year 2022 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in numbers - Fourth Quarter and Full Year 2022 Results:
Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 499174 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) During 2022, our adjusted EBITDA composition was amended to include the impact of closed exchange positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur. Therefore, the Company has applied this composition to all previously reported periods.
(3) Weighted average of the Series A, B, C, D, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations and quarterly floating rates.
(4) Funds from operations per share and free cash flow per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding at Dec. 31, 2022 was 271 million shares (2021 - 271 million shares). Please refer to the Non-IFRS Measures section in this earnings release for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. In the second quarter of 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Average Annual EBITDA

Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA and provides reconciliation to earnings (loss) before income taxes for the year ended Dec. 31, 2022 and Dec. 31, 2021:

Year ended Dec. 31, 2022 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	606	303	1,209	714	160	(2)	2,990	(14)	—	2,976
Reclassifications and adjustments:
Unrealized mark-to-market loss	1	104	251	10	12	—	378	—	(378)	—
Realized (gain) loss on closed exchange positions	—	—	(4)	—	47	—	43	—	(43)	—
Decrease in finance lease receivable	—	—	46	—	—	—	46	—	(46)	—
Finance lease income	—	—	19	—	—	—	19	—	(19)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	607	407	1,521	724	218	(2)	3,475	(14)	(485)	2,976
Fuel and purchased power	22	31	641	566	—	3	1,263	—	—	1,263
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted fuel and purchased power	22	31	637	566	—	3	1,259	—	4	1,263
Carbon compliance	—	1	83	(1)	—	(5)	78	—	—	78
Gross margin	585	375	801	159	218	—	2,138	(14)	(489)	1,635
OM&A	55	68	195	69	35	101	523	(2)	—	521
Taxes, other than income taxes	3	12	15	4	—	1	35	(2)	—	33
Net other operating (income) loss	—	(23)	(38)	—	—	—	(61)	3	—	(58)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating (income) loss	—	(16)	(38)	—	—	—	(54)	3	(7)	(58)
Adjusted EBITDA(2)	527	311	629	86	183	(102)	1,634
Equity income										9
Finance lease income										19
Depreciation and amortization										(599)
Asset impairment charges										(9)
Net interest expense										(262)
Foreign exchange gain										4
Gain on sale of assets and other										52
Earnings before income taxes										353

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS Measures section of this earnings release.

Year ended Dec. 31, 2021 $ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	383	323	1,109	709	211	4	2,739	(18)	—	2,721
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	25	(40)	19	(38)	—	(34)	—	34	—
Realized (gain) loss on closed exchange positions(2)	—	—	(6)	—	29	—	23	—	(23)	—
Decrease in finance lease receivable	—	—	41	—	—	—	41	—	(41)	—
Finance lease income	—	—	25	—	—	—	25	—	(25)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted revenues	383	348	1,126	728	202	4	2,791	(18)	(52)	2,721
Fuel and purchased power	16	17	457	560	—	4	1,054	—	—	1,054
Reclassifications and adjustments:
Australian interest income	—	—	(4)	—	—	—	(4)	—	4	—
Mine depreciation	—	—	(79)	(111)	—	—	(190)	—	190	—
Coal inventory write-down	—	—	—	(17)	—	—	(17)	—	17	—
Adjusted fuel and purchased power	16	17	374	432	—	4	843	—	211	1,054
Carbon compliance	—	—	118	60	—	—	178	—	—	178
Gross margin	367	331	634	236	202	—	1,770	(18)	(263)	1,489
OM&A	42	59	175	117	36	84	513	(2)	—	511
Reclassifications and adjustments:
Parts and materials writedown	—	—	(2)	(26)	—	—	(28)	—	28	—
Curtailment gain	—	—	—	6	—	—	6	—	(6)	—
Adjusted OM&A	42	59	173	97	36	84	491	(2)	22	511
Taxes, other than income taxes	3	10	13	6	—	1	33	(1)	—	32
Net other operating loss (income)	—	—	(40)	48	—	—	8	—	—	8
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	(48)	—	—	(48)	—	48	—
Adjusted net other operating loss (income)	—	—	(40)	—	—	—	(40)	—	48	8
Adjusted EBITDA(2)	322	262	488	133	166	(85)	1,286
Equity income										9
Finance lease income										25
Depreciation and amortization										(529)
Asset impairment charges										(648)
Net interest expense										(245)
Foreign exchange gain										16
Gain on sale of assets and other										54
Loss before income taxes										(380)

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) In 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur.
(3) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS Measures section of this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended Dec. 31, 2022:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	159	98	276	281	44	—	858	(4)	—	854
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	23	238	(7)	12	—	267	—	(267)	—
Realized loss on closed exchange positions	—	—	7	—	20	—	27	—	(27)	—
Decrease in finance lease receivable	—	—	12	—	—	—	12	—	(12)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	160	121	537	274	75	—	1,167	(4)	(309)	854
Fuel and purchased power	5	11	196	234	—	—	446	—	—	446
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	5	11	195	234	—	—	445	—	1	446
Carbon compliance	—	—	27	—	—	—	27	—	—	27
Gross margin	155	110	315	40	75	—	695	(4)	(310)	381
OM&A	22	18	57	19	12	30	158	(1)	—	157
Taxes, other than income taxes	—	5	2	2	—	—	9	(1)	—	8
Net other operating (income) loss	—	(5)	(8)	—	—	—	(13)	3	—	(10)
Adjusted EBITDA(2)	133	92	264	19	63	(30)	541
Equity income										4
Finance lease income										4
Depreciation and amortization										(188)
Asset impairment charges										(5)
Net interest expense										(67)
Foreign exchange loss										(13)
Gain on sale of assets and other										46
Earnings before income taxes										7

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS Measures section of this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended Dec. 31, 2021:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	84	98	172	238	26	(2)	616	(6)	—	610
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	3	82	(8)	(12)	—	65	—	(65)	—
Realized gain on closed exchange positions(2)	—	—	(7)	—	(20)	—	(27)	—	27	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Adjusted revenues	84	101	264	230	(6)	(2)	671	(6)	(55)	610
Fuel and purchased power(3)	3	6	110	149	—	(2)	266	—	—	266
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine depreciation	—	—	—	(11)	—	—	(11)	—	11	—
Coal inventory write-down	—	—	—	(1)	—	—	(1)	—	1	—
Adjusted fuel and purchased power	3	6	109	137	—	(2)	253	—	13	266
Carbon compliance	—	—	14	25	—	—	39	—	—	39
Gross margin	81	95	141	68	(6)	—	379	(6)	(68)	305
OM&A(3)	13	17	46	20	5	29	130	—	—	130
Reclassifications and adjustments:
Parts and materials write-down	—	—	—	3	—	—	3	—	(3)	—
Curtailment gain	—	—	—	6	—	—	6	—	(6)	—
Adjusted OM&A	13	17	46	29	5	29	139	—	(9)	130
Taxes, other than income taxes	1	2	2	1	—	—	6	—	—	6
Net other operating income	—	—	(10)	(8)	—	—	(18)	—	—	(18)
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	9	—	—	9	—	(9)	—
Adjusted net other operating (income) loss	—	—	(10)	1	—	—	(9)	—	(9)	(18)
Adjusted EBITDA(4)	67	76	103	37	(11)	(29)	243
Equity income										4
Finance lease income										6
Depreciation and amortization										(134)
Asset impairment charges										(28)
Net interest expense										(59)
Foreign exchange loss										(6)
Loss on sale of assets and other										(2)
Loss before income taxes										(32)

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) In 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and the Energy Marketing segment in the period in which the transactions occur.
(3) In 2021, $6 million was reclassified from OM&A to fuel and purchased power for station service costs in the Hydro segment.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Non-IFRS Measures section of this earnings release.

Reconciliation of Cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 Months Ended		Year Ended
$ millions unless otherwise stated	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Cash flow from operating activities(1)	351	54	877	1,001
Change in non-cash operating working capital balances	64	148	316	(174)
Cash flow from operations before changes in working capital	415	202	1,193	827
Adjustments
Share of adjusted FFO from joint venture(1)	1	6	8	13
Decrease in finance lease receivable	12	11	46	41
Clean energy transition provisions and adjustments(2)(3)	7	(6)	42	79
Realized (gain) loss on closed exchanged positions	21	(27)	37	23
Other(4)	3	—	20	11
FFO(5)	459	186	1,346	994
Deduct:
Sustaining capital(1)	(67)	(55)	(142)	(199)
Productivity capital	(1)	(2)	(4)	(4)
Dividends paid on preferred shares	(12)	(10)	(43)	(39)
Distributions paid to subsidiaries' non-controlling interests	(61)	(38)	(187)	(159)
Principal payments on lease liabilities	(3)	(2)	(9)	(8)
FCF(5)	315	79	961	585
Weighted average number of common shares outstanding in the period	269	271	271	271
FFO per share(5)	1.71	0.69	4.97	3.67
FCF per share(5)	1.17	0.29	3.55	2.16

(1) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(2) 2022 includes amounts related to onerous contracts recognized in 2021. 2021 includes a write-down on parts and material inventory and coal inventory for our coal operations and amounts related to onerous contracts and contract termination penalties.
(3) During the third quarter of 2022, to support the employees affected by the closure of the Highvale mine and our transition off coal to cleaner sources, the Company made a voluntary special contribution of $35 million to the Highvale mine pension plan. 2022 also includes amounts related to onerous contracts recognized in 2021.
(4) Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from equity accounted joint venture.
(5) These items are not defined and have no standardized meaning under IFRS. Refer to the Non-IFRS Measures section of this earnings release.

The table below bridges our adjusted EBITDA to our FFO and FCF for the three months and year ended Dec. 31, 2022 and 2021:

	3 Months Ended		Year Ended
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Adjusted EBITDA(1)	541	243	1,634	1,286
Provisions	20	(18)	25	(43)
Interest expense	(49)	(51)	(200)	(200)
Current income tax (expense) recovery	(29)	2	(65)	(56)
Realized foreign exchange loss	(18)	(4)	—	(2)
Decommissioning and restoration costs settled	(12)	(5)	(35)	(18)
Other non-cash items	6	19	(13)	27
FFO(2)	459	186	1,346	994
Deduct:
Sustaining capital(3)	(67)	(55)	(142)	(199)
Productivity capital	(1)	(2)	(4)	(4)
Dividends paid on preferred shares	(12)	(10)	(43)	(39)
Distributions paid to subsidiaries' non-controlling interests	(61)	(38)	(187)	(159)
Principal payments on lease liabilities	(3)	(2)	(9)	(8)
FCF(2)	315	79	961	585

(1) Adjusted EBITDA is defined in the Non-IFRS Measures section and reconciled to earnings (loss) before income taxes above.
(2) These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section of this earnings release and reconciled to cash flow from operating activities above.
(3) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta will also be filing its Form 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the rehabilitation of the Kent Hills 1 and 2 wind facilities, including the expected date that the facilities will fully return to service; the evaluation of a battery energy storage system at the Kent Hills site and the potential repowering at the end of life of the Kent Hills wind facilities;  achieving net-zero by 2045; the Tent Mountain pumped hydro development project; the Mount Keith transmission project; the Garden Plain wind project, including the expected timing of commercial operation; the ability to leverage our investment in EIP to identify, pilot and commercialize emerging technologies; and the Horizon Hill wind farm, including the expected timing of commercial operation.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: merchant power prices in Alberta and the Pacific Northwest; our proportionate ownership of TransAlta Renewables not changing materially; and no material decline in the dividends expected to be received from TransAlta Renewables. Forward-looking statements are subject to a number of significant risks, uncertainties and assumptions that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: fluctuations in merchant power prices, including lower pricing in Alberta, Ontario and Mid-Columbia; changes in demand for electricity and capacity; our ability to contract our electricity generation for prices that will provide expected returns; risks relating to our growth projects, including the Tent Mountain pumped hydro project and risks relating to interconnection, offtake contracts and geotechnical and environmental conditions of such project; our ability to replace or renew contracts as they expire; risks associated with our projects under construction and projects in development, namely as it pertains to capital costs, permitting, land rights, engineering risks, and delays in the construction or commissioning of such projects; any difficulty raising needed capital in the future, including debt, equity and tax equity, as applicable, on reasonable terms or at all; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages; disruptions in the transmission and distribution of electricity, including congestion and basis risk; restricted access to capital and increased borrowing costs; changes in short-term and/or long-term electricity supply and demand; reductions in production; increased costs; a higher rate of losses on our accounts receivables due to credit defaults; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company's risk management tools associated with hedging and trading procedures to protect against significant losses; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains, including our ability to secure necessary equipment on the expected timelines or at all; the effects of weather, including man made or natural disasters, as well as climate-change related risks; unexpected increases in cost structure; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas and coal, as well as the extent of water, solar or wind resources required to operate our facilities; general economic risks, including deterioration of equity markets, increasing interest rates or rising inflation; failure to meet financial expectations; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner timely manner or at all, including if the rehabilitation at the Kent Hills wind facilities is more costly than expected; industry risk and competition; public health crises and the impacts of any restrictive directives of government and public health authorities; fluctuations in the value of foreign currencies; structural subordination of securities; counterparty credit risk; changes to our relationship with, or ownership of, TransAlta Renewables; changes in the payment or receipt of future dividends, including from TransAlta Renewables; inadequacy or unavailability of insurance coverage; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; labour relations matters and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2022. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2023/23/c4822.html

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:19e 23-FEB-23